19010385

S[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin	Ohio	43017-9767
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas R Cooper (614) 760-2104
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	Ohio	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

ADVISER DEALER SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

OATH OR AFFIRMATION

I, Douglas R Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of March 1, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MARNA FITZPATRICK, NOTARY PUBLIC, STATE OF OHIO — NOTARY PUBLIC - STATE OF OHIO
MARNA FITZPATRICK
NOTARY PUBLIC
STATE OF OHIO
My Commission Expires December 3, 2020

Marna Fitzpatrick
Notary Public

Notary, signed 3/1/19 Franklin County, OH

[Signature]
Signature

President/Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Adviser Dealer Service, Inc.
Dublin, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Adviser Dealer Service, Inc. as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Adviser Dealer Service, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Adviser Dealer Service, Inc.'s management. Our responsibility is to express an opinion on Adviser Dealer Service, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Adviser Dealer Service, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Adviser Dealer Service, Inc.'s financial statements. The supplemental information is the responsibility of Adviser Dealer Service, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Adviser Dealer Service, Inc.'s auditor since 2012.
Columbus, Ohio
February 27, 2019

ADVISER DEALER SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

ASSETS		2018		2017
Cash	$	54,158	$	291,530
Accounts receivable		444		2,684
Accounts receivable - related party		371,103		30,837
Prepaid expense		826		916
Total current assets		426,531		325,967
	$	426,531	$	325,967
LIABILITIES AND STOCKHOLDER'S EQUITY				
Accounts payable	$	-	$	2,000
Accounts payable - related party		-		55,963
Commissions payable		264,038		154,814
Accrued liabilities		58,303		9,000
Total current liabilities		322,341		221,777
Long-term liabilities		-		-
Total liabilities		322,341		221,777
Stockholder's equity:				
Common stock; no par value, 1,000 shares authorized, issued and outstanding		10,000		10,000
Paid in capital		740,000		740,000
Retained earnings		(645,810)		(645,810)
Total stockholder's equity		104,190		104,190
	$	426,531	$	325,967

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues:		
Affiliated entities fees	$ 5,259,140	$ 3,263,305
12b-1 fees	86,497	242,482
Commissions	29,078	63,957
Interest	3,572	2,475
Total revenues	5,378,287	3,572,219
Expenses:		
Marketing reimbursement	86,497	242,482
Salaries	2,957,948	2,382,961
Registration fees	45,634	21,285
Commissions	2,212,624	890,215
Professional fees	9,500	9,139
Other	66,084	26,137
Total expenses	5,378,287	3,572,219
Net income/(loss)	$ -	$ -

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued/(Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(645,810)	(645,810)
Net income/(loss)	-	-
Distributions	-	-
Balance at end of period	(645,810)	(645,810)
Total stockholder's equity	$ 104,190	$ 104,190

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash flows from operating activities:		
Net income/(loss)	$ -	$ -
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable	2,240	636
Accounts receivable - related party	(340,266)	119,163
Prepaid expense	90	(916)
Deposit with clearing organization	-	25,067
Increase (decrease) in:		
Accounts payable	(2,000)	2,000
Accounts payable - related party	(55,963)	(42,667)
Commissions payable	109,224	148,880
Accrued liabilities	49,303	1,500
Total adjustments	(237,372)	253,663
Net cash used in operating activities	(237,372)	253,663
Cash flows from investing activities	-	-
Cash flows from financing activities:	-	-
Net decrease in cash	(237,372)	253,663
Cash at beginning of period	291,530	37,867
Cash at end of period	$ 54,158	$ 291,530
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 1 - Summary of Significant Accounting Policies

A. Organization

Adviser Dealer Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2018, the Company is licensed in 48 states, excluding Florida and Texas.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2018. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements (continued)

Money Market Funds: Valued at the net asset value ('NAV") of shares held by the Company at year end.

Assets (2018)	Level 1	Level 2	Level 3	Total
Money Market	$25,120	$ -	$ -	$25,120
Total assets	$25,120	$ -	$ -	$25,120

Assets (2017)	Level 1	Level 2	Level 3	Total
Money Market	$245,930	$ -	$ -	$245,930
Total assets	$245,930	$ -	$ -	$245,930

F. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

G. Receivables

Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary at December 31, 2018.

H. Government and Other Regulations

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

H. Government and Other Regulations (continued)

conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see Note 3].

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2018, $21,489 or $5,000. At December 31, 2018 the Company's net capital as defined by SEC Rule 15c3-1 was $81,372 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2018 the ratio was 3.1338 to 1.

Note 4 – Related Parties

The Company is the Distributor and principal agent for the sale and distribution of the Meeder Funds. Pursuant to this agreement, the Company is entitled to reimbursement under the Meeder Funds Shareholder Distribution Plan for costs actually incurred by the Company, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $86,497 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2018, MAM owed the Company $331,120 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for $5,170,572 in expenses during the year.

(Continued)

Note 4 – Related Parties - Continued

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2018, cash and cash equivalents included $25,120 invested in the Fund.

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2018, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2015.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2018, 2% and 11% of revenues and receivables, respectively, are attributable to Meeder Funds.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2018, up to the date of audit report (February 27, 2019) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 8 – Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effectives dates.

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, as a new Accounting Standards Codification Topic 606 ("ASC Topic 606"), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principal of the new accounting guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

(Continued)

Note 8 – Recent Accounting Pronouncement - Continued

The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract, where applicable. The standard is effective for us for annual periods beginning January 1, 2018. We adopted ASC Topic 606 as of January 1, 2018. An assessment to determine the impacts of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 606 did not have a material impact on our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

SUPPLEMENTARY INFORMATION

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2018

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Total stockholder's equity	$ 104,190
Non-allowable assets: Other assets	827
Net capital before haircuts on securities positions	103,363
Haircuts on security positions	502
Total net capital	$ 102,861
Minimum net capital requirement – greater of $5,000 or 6 2/3% of aggregate indebtedness of $322,341	21,489
Excess net capital	$ 81,372
Ratio of aggregate indebtedness to net capital	3.1338 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$ 58,303
Commissions payable	264,038
Total aggregate indebtedness	$ 322,341

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2018

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 102,861
Audit adjustments	(-)
Net capital per audited financial statements	$ 102,861

No material differences were found during the audit that affected the net capital calculation.

Schedule III

Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Adviser Dealer Services, Inc.

Adviser Dealer Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2018, without exception.

Adviser Dealer Services, Inc.

I, [signature] swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Douglas R. Cooper
President & Treasurer

February 27, 2019

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Adviser Dealer Services, Inc.
Dublin, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Adviser Dealer Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Adviser Dealer Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Adviser Dealer Services, Inc. stated that Adviser Dealer Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Adviser Dealer Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Adviser Dealer Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2019

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
of Adviser Dealer Service, Inc.
Dublin, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Adviser Dealer Service, Inc. and the SIPC, solely to assist you and SIPC in evaluating Adviser Dealer Service, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Adviser Dealer Service, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Adviser Dealer Service, Inc. for the year ended December 31, 2018 to the total revenues in Adviser Dealer Service, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Adviser Dealer Service, Inc. for the year ended December 31, 2018 to the internal financial statements and supporting documentation, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Adviser Dealer Service, Inc. for the year ended December 31, 2018 and in the related internal financial statements and supporting documentation, noting no differences.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Adviser Dealer Service, Inc.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Adviser Dealer Service, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2019

ADVISER DEALER SERVICES, INC.

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2018

	Payment Date	Payee	Amount
1st Half	July 26, 2018	SIPC	$ 3,502